February 26, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Dryden Short-Term Bond Fund, Inc.
                    Dryden Short-Term Corporate Bond Fund
  (File No. 811-5594  (the “Fund”))
       Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on February 18, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: In the prospectus, in the section entitled “Summary Section--Fund Fees and Expenses,” (a) any line item that has no fees can be deleted in accordance with Form N-1a, and (b) if necessary add line item related to Acquired Fund fees.

Response: (a) The Fund reviewed its disclosure and determined not to delete such line items. (b) Although the Fund may invest in other funds, currently the amount of such investments by the Fund does not require a separate line item under Form N-1(a).

Comment:  In the prospectus, in the section entitled “Summary Section—Investments, Risks and Performance,” please disclose that Fannie Mae and Freddie Mac are in conservatorship.

Response:  The prospectus contains such disclosure in the above referenced section under the risk factor for U.S. Government and Agency Securities Risk.

Comment:  In the prospectus under the section entitled “How the Fund Invests—Investment Objectives and Policies,” please explain how that Fund’s 80% policy of investing in bonds of “varying” maturities complies with the “short-term” contained in the Fund’s name.

Response:  The Fund submits that its policy of investing at least 80% of the Fund's investable assets in bonds of corporations with varying maturities satisfies Section 35d-1 under the Investment Company Act (the “Names Rule”). The Names Rule does not specifically cover the use of “short-term” in the Fund’s name.  Rather, the use of short-term is subject to a misleading standard (i.e., whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments. Historically, the Division of Investment Management has required investment companies with “short term” in its name to have average weighted portfolio maturities of no more than 3 years. In the Names Rule adopting release the Division also stated that the “duration” of the company’s portfolio also had to be consistent with its name. The Fund’s disclosure states that the effective duration of the Fund's portfolio will generally be less than three years. Thus, the Fund’s name and its 80% is consistent with the Names Rule.

Comment:  In the prospectus under the section entitled “Other Investments and Strategies” the Fund states that it may invest in short sales. Please include disclosure explaining the potential unlimited risk of short sales.

Response:  The disclosure has been revised as requested.

Comment:  On the back page of the prospectus please include the Investment Company Act No.

Response:  The disclosure has been revised as requested.

Comment:  In the statement of additional information under the section entitled “Investment Risks and Considerations—Indexed and Inverse Securities”, does this disclosure pertain to tender option bonds. If yes, please supplementally confirm the degree of the Fund’s involvement in such investments (i.e., is the Fund purchasing the bonds in market transactions or is the Fund involved in creating the SPVs that initial sell these bonds)?

Response:  The Fund is not directly involved in the creation of such bonds.

Comment:  In the statement of additional information under the section entitled “Investment Restrictions”, (a) revise investment restriction 6 to clarify that the restriction is 25% “or more” of the Fund’s total assets, and (b) review the last sentence of section 7 and determine if it should be a separate paragraph.

Response:  Each disclosure has been revised as requested.

Comment:  In the statement of additional information under the section entitled “Management & Advisory Arrangements—additional Information About the Portfolio Managers,” please include the benchmark used in evaluating the annual incentive pool.

Response:  The benchmark is disclosed in the last paragraph of the section. Thus, the Fund respectfully submits that no additional disclosure is necessary.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)